Exhibit 99.10

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of January 8, 2013, by and between ChinaEdu Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”), and each of Trent Stedman (“Stedman”) and Thomas Patrick (“Patrick” and together with Stedman, the “Sellers” and each a  “Seller”), with reference to the following:

WHEREAS, the Sellers own American Depositary Shares (the “ADSs”), each of which represents three ordinary shares, par value $0.01 per share in the Purchaser; and

WHEREAS, the Sellers desire to sell to the Purchaser, and the Purchaser desires to purchase from the Sellers, an aggregate of 128,320 of such ADSs, of which 4,303 will be sold and purchased on the date hereof (the “First Closing Shares”) and 124,017 will be sold and purchased at the Second Closing (as defined herein) (the “Second Closing Shares”, and together with the First Closing Shares, the “Shares”).

NOW, THEREFORE, in consideration of the conditions and promises herein contained, and subject to the terms and conditions of this Agreement, the parties hereto agree as follows:

1.	Sale, Purchase and Closing.

1.1 At the Closings (as defined herein) and subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase from the Sellers, and the Sellers agree to sell to the Purchaser, all right, title and interest of the Sellers in and to the number of Shares set forth opposite such Seller’s name on Schedule I hereto, free and clear of all encumbrance (other than those that arise under applicable securities laws).

1.2 The purchase and sale of the First Closing Shares (the “First Closing”) shall take place concurrently with the signing of this Agreement and the purchase and sale of the Second Closing Shares (the “Second Closing”, and together with the First Closing, the “Closings”) shall take place at 2:00 p.m. (local time) on February 28, 2013 or such prior date as notified to the Sellers by the Purchaser two (2) business days in advance thereof (the “Second Closing Date”).  Each of the Closings shall be held at the offices of Loeb & Loeb LLP Beijing Representative Office, Suite 4301, Tower C, Beijing Yintai Center, 2 Jianguomenwai Dajie, Chaoyang District, Beijing 100022, P.R. China, or at such other time and place as the Sellers and the Purchaser shall mutually agree.

1.3 The Purchaser shall pay US$5.60 per Share, or an aggregate price of US$718,592.00 (the “Purchase Price”) for the Shares, of which US$24,096.80 shall be paid at the First Closing (the “First Closing Payment”) and the remaining US$694,495.20 (the “Second Closing Payment”) shall be paid at the Second Closing, in each case by wire transfer of immediately available funds and in the amounts and to the Sellers as set forth on Schedule I hereto.

1.4 At the First Closing, each Seller shall deliver to the Purchaser: (a) certificate(s) for the First Closing Shares to be sold by such Seller duly assigned in blank or accompanied by duly executed blank stock powers, or (b) a letter of authorization to its broker instructing it to electronically transfer the First Closing Shares to the Purchaser, as the case may be, and in each case in form and substance reasonably satisfactory to the Purchaser; and such other documents and instruments necessary to consummate the First Closing upon the terms and conditions set forth in this Agreement, all of which shall be in form and substance reasonably satisfactory to the Purchaser.

1.5 At the Second Closing, each Seller shall deliver to the Purchaser: (a) certificate(s) for the Second Closing Shares to be sold by such Seller duly assigned in blank or accompanied by duly executed blank stock powers, or (b) a letter of authorization to its broker instructing it to electronically transfer the Second Closing Shares to the Purchaser, as the case may be, and in each case in form and substance reasonably satisfactory to the Purchaser; and such other documents and instruments necessary to consummate the Second Closing upon the terms and conditions set forth in this Agreement, all of which shall be in form and substance reasonably satisfactory to the Purchaser (collectively, “Seller Second Closing Deliverables”).

2.	Representations and Warranties of the Sellers.

The Sellers, severally and not jointly, represent and warrant to the Purchaser as follows:

2.1 Each Seller is the owner of record and holds good and valid title to the Shares set forth opposite such Seller’s name on Schedule I, and such Shares are free of any and all liens, encumbrances, mortgages, deeds of trust, pledge, assignment, security interests or transfer restrictions other than those specified herein and other than those that arise under applicable securities laws.

2.2 Each Seller has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby including, without limitation, the authority to transfer the Shares to be sold by it to the Purchaser.

2.3 This Agreement has been duly executed and delivered by each Seller and constitutes the valid and binding agreement of each Seller enforceable against such Seller in accordance with its terms.

2.4 The execution, delivery and performance of this Agreement by each Seller does not contravene or conflict with any material agreement, contract or other instrument, or any law, rule, regulation, order or decree, binding upon or applicable to each Seller, except for such contraventions or conflicts as would not reasonably be expected have a material adverse effect on the ability of each Seller to consummate the transactions contemplated by this Agreement.

2.5 Each Seller is not party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Purchaser for an investment banking fee, commission, finder’s fee or like payment in connection with the transactions contemplated by this Agreement.

3.	Representations and Warranties of Purchaser.

The Purchaser represents and warrants to  the Sellers as follows:

3.1 The Purchaser has all requisite power and authority (corporate and otherwise) to execute, deliver and perform this Agreement and the transactions contemplated hereby, and the execution, delivery and performance by the Purchaser of this Agreement has been duly authorized by all requisite action by the Purchaser.

3.2 This Agreement has been duly executed and delivered by the Purchaser and constitutes the valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms.

3.1 The execution, delivery and performance of this Agreement by the Purchaser does not contravene or conflict with: (i) the articles of association of the Purchaser; or (ii) with any material agreement, contract or other instrument, or any law, rule, regulation, order or decree, binding upon or applicable to the Purchaser, except, with respect to clause (ii), for such contraventions or conflicts as would not reasonably be expected have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

3.2 The Purchaser is not party to any contract, agreement or understanding with any person that would give rise to a valid claim against any Seller for an investment banking fee, commission, finder’s fee or like payment in connection with the transactions contemplated by this Agreement.

3.3 The Purchaser acknowledges and agrees that neither the Sellers, nor any of their respective representatives, affiliates and/or agents, has made any representation or warranty to the Purchaser about the Purchaser, the Shares or the Sellers other than those representations and warranties expressly set forth in this Agreement, and that the Purchaser has not relied upon any other representation or warranty, express or implied, in purchasing the Shares.

4.	Conditions Precedent to Each Party’s Obligations.

4.1 The obligation of the Sellers to consummate the Second Closing shall be subject to the satisfaction (or waiver by the Sellers) of the following conditions on or prior to the Second Closing Date: (i) the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects on and as of the Second Closing Date with the same effect as though such representations and warranties had been made on, as of and with reference to the Second Closing Date; and (ii) the Sellers shall have received the Second Closing Payment in cash by wire transfer to an account or accounts to be designated by the Sellers.

4.2 The obligation of the Purchaser to consummate the Second Closing shall be subject to the satisfaction (or waiver by the Purchaser) of the following conditions on or prior to the Second Closing Date: (i) the representations and warranties of the Sellers contained in this Agreement shall be true and correct in all material respects on and as of the Second Closing Date with the same effect as though such representations and warranties had been made on, as of and with reference to the Second Closing Date; (ii) the Purchaser shall have received from the Sellers the Seller Second Closing Deliverables; and (iii) the Purchaser shall have obtained the funds necessary to consummate the purchase of the Second Closing Shares.

5.	Covenants

5.1 From the date hereof through the Second Closing, except as contemplated under this Agreement, the Sellers shall not sell, assign, transfer, pledge, hypothecate, mortgage, encumber or otherwise dispose of, through one or a series of transactions any Shares to any person without the prior written consent of the Purchaser.

5.2 From and after the date hereof and until the earlier to occur of the Second Closing or the termination of this Agreement in accordance with Section 6, the Purchaser shall use its commercially reasonable efforts to obtain the funds necessary to consummate the purchase of the Second Closing Shares.

5.3 Each of the parties hereto will use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

6.	Termination

6.1 This agreement may be terminated: (a) at any time before the Second Closing by mutual written agreement of the parties; (b) by any party at any time after February 28, 2013 (the “Outside Date”) if the Second Closing shall not have occurred on or before such date; provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose action or failure to act has been the primary cause of or resulted in the failure of the Second Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; (c) by the Sellers on the one hand, or the Purchaser on the other, if there has been a material breach of this Agreement, which cannot be cured before February 28, 2013, by the other party of any representation, warranty, covenant or agreement hereunder or any representation or warranty of such other party shall have become untrue after the date hereof; or (d) by the Sellers if an offer is made prior to the Second Closing to purchase a majority of the outstanding shares of the Purchaser (whether by way of acquisition of ordinary shares, ADSs, or otherwise), at a price per Share of US$6.00 or greater.

6.2 In the event of termination of this Agreement as provided in Section 6.1 hereof, this Agreement shall immediately become void and there shall be no liability on the part of the Sellers or the Purchaser, or their respective affiliates or representatives, other than with respect to Section 7 hereof which provisions shall survive such termination; provided, however, that nothing contained in this Section 6.2 shall relieve or limit the liability of any party to this Agreement for any fraudulent or willful breach of this Agreement.

7.	Miscellaneous.

7.1 No party may sell, license, transfer or assign (by operation of law or otherwise) any of such party’s rights or interests in this Agreement or delegate such party’s duties or obligations under this Agreement, in whole or in part, without the prior written consent of the other party. Subject to the foregoing, this Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

7.2 This Agreement, including any and all exhibits hereto, constitutes the entire agreement between the parties hereto. The provisions of this Agreement supersede all previous communications, negotiations, representations or agreements, either oral or written, with respect to any transaction relating to or arising from this Agreement or terms described herein. This Agreement may be modified or amended only by a written document executed by all parties.

7.3 This Agreement may be executed in any number of counterparts, and each such counterpart of this Agreement shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Facsimile counterpart signatures to this Agreement shall be acceptable and binding.

7.4 All representations and warranties made by any party in connection with any transaction contemplated by this Agreement shall survive the execution and delivery of this Agreement, the performance or consummation of any transaction described in this Agreement, and the termination of this Agreement.

7.5 This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, USA, without giving effect to the principles of conflicts of laws thereof to the extent that the application of the laws of another jurisdiction would be required thereby.

7.6 The parties hereto agree that if irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signatures on the following page]

IN WITNESS HEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date first above written.

TRENT STEDMAN

/s/ Trent Stedman
Name:      Trent Stedman

THOMAS PATRICK

/s/ Thomas Patrick
Name:      Thomas Patrick

CHINAEDU CORPORATION

/s/ Shawn Ding
Name:      Shawn Ding
Title:        Chief Executive Officer

Schedule I

Seller	American Depositary Shares	First Closing Shares	First Closing Payment	Second Closing Shares	Second Closing Payment
Stedman	9,021	303	$1,696.80	8,718	$48,820.80
Patrick	119,299	4,000	$22,400.00	115,299	$645,674.40
Total	128,320	4,303	$24,096.80	124,017	$694,494.40